NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of holders of common shares, (the “Shareholders”) of Crosshair Energy Corporation (the “Company”) will be held in the Boardroom of the Company located at Suite 1240, 1140 West Pender Street, Vancouver, B.C., V6E 4G1 on Thursday, August 29, 2013 at 10:00 a.m. (Pacific Daylight Time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the fiscal year ended April 30, 2013 and the report of the auditors thereon;

2.	to elect directors of the Company on the basis set forth in the accompanying information circular of the Company dated July 24, 2013 (the “Information Circular”);

3.	to appoint Davidson & Company LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

4.
to consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving  Crosshair’s stock option plan, as more particularly described in the accompanying Information Circular;

5.
to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution authorizing and approving the Company to amend its Notice of Articles to change its name to “Jet Metal Corp.” as more particularly described in the Information Circular;

6.
to consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving the consolidation of the Crosshair common shares on the basis of one (1) common share for up to every existing ten (10) common shares held, all as more particularly described in the Information Circular; and

7.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your shares on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia this 24th day of July, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

Yours truly,

(signed) Mark J. Morabito

Mark J. Morabito
Executive Chairman